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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Catapult Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 New Montgomery Street, Suite 800
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Lissak **(415) 593-4520**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94526**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Ron Lissak**, affirm that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of **Catapult Advisors LLC**, as of **December 31, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 27th **day of** February **20**20, **by** Ron Lissak, **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**
Signature Trish Casey, Notary Public **(Seal)**

Notary Public

[signature] 02/27/2020
Signature

Managing Member
Title

TRISH CASEY
Notary Public – California
San Francisco County
Commission # 2165929
My Comm. Expires Oct 20, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*

Catapult Advisors LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
Catapult Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Catapult Advisors LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Catapult Advisors LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Catapult Advisors LLC's auditor since 2002.
Walnut Creek, California
February 26, 2020

Catapult Advisors LLC

Statement of Financial Condition

As of December 31, 2019

Assets		
Cash	$	683,165
Accounts receivable		7,664
Prepaid expenses and other assets		40,816
Operating lease right-of-use asset		441,634
Total Assets	$	1,173,279

Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	7,113
Due to members		2,336
Accrued compensation and benefits		124,218
Accrued interest		278
Notes payable		20,000
Operating lease liability		441,634
Total Liabilities		595,579
Members' Equity		
Class B, 4,952 units		577,700
Total Members' Equity		577,700
Total Liabilities and Members' Equity	$	1,173,279

The accompanying notes are an integral part of these financial statements.

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2019

1. Organization

Catapult Advisors LLC (the "Company") was organized as a limited liability company in the State of Delaware on July 16, 2001 and was accepted as a member of Financial Industry Regulatory Authority ("FINRA") on November 28, 2001. The Company engages in mergers and acquisition advisory services and capital raising services on a fee basis.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2019.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided for at December 31, 2019. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Furniture and Equipment
Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life (5 to 7 years) of the asset. Furniture and equipment of $4,756 was fully depreciated at December 31, 2019.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the balance sheet.

3. New Accounting Pronouncements

Recently Adopted Accounting Guidance

ASU 2016-02 *Leases (Topic 842)* ("ASU 2016-02")
Effective January 1, 2019, the Company adopted ASU 2016-02, which amends a number of aspects of lease accounting. Changes include requiring lessees to recognize almost all leases with a term greater than one year as a ROU asset and corresponding liability, measured at the present value of the lease payments. The Company has applied ASU 2016-02 using the prospective approach. As a result, there was no beginning balance effect on retained earnings for the year ended December 31, 2019.

See Note 12 for detail on how the new lease standard primarily impacts expense recognition and the Statement of Financial Condition presentation.

4. **Income Taxes**

The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to state income tax examination by authorities for years before 2015.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements as of and for the year ended December 31, 2019.

5. **Pension Plan**

The Company maintains a Simplified Employee Pension – Individual Retirement Account ("SEP-IRA") plan. Under a SEP-IRA, an employer is permitted to contribute, for any qualifying employee that have had more than three years in service, up to twenty-five percent of the employee's total compensation not to exceed $56,000 in 2019. As of December 31, 2019, the Company had accrued $56,000 that is included in accrued compensation and benefits on the accompanying Statement of Financial Condition.

6. **Note Payable**

On August 23, 2016, the Company entered into a note payable upon the redemption of a member's Class A interest. The terms of the promissory note agreement require five annual payments and two percent interest per annum. As of December 31, 2019, the remaining unpaid balance of the note was $20,000.

Future minimum principal payments under the note

Year	Amount
2020	$ 10,000
2021	10,000
Total	$ 20,000

7. **Subordinated Notes Payable**

On August 15, 2019, FINRA approved the prepayment of the $266,000 subordinated loan agreements. On August 19, 2019, the Company paid $272,606 to pay off these loans and the related interest in full.

8. Membership Interests

The Company has two classes of members, Class A and Class B. Both classes are entitled to share in the Company's net income and net loss in accordance with that member's percentage interest and have specified consent, approval and voting rights. Class A members are outside investors while Class B members are employed or formerly employed by the Company.

In accordance with the LLC Agreement, income or loss is generally allocated to each member based on the number of units owned and the income or loss of the Company during the period of the member's ownership.

On August 15, 2019, FINRA approved the repurchase of all outstanding Class A member interests. On August 19, 2019, the Company redeemed these 12 units of Class A interests for $9,000 in cash. After the redemption, there are only Class B members and they are entitled to share in the Company's net income and net loss in accordance with that member's percentage interest and have specified consent, approval and voting rights.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $529,220 which exceeded the requirement by $518,957.

10. Risk Concentrations

The Company's cash consists of cash held at one financial institution where the balance of the account may exceed government insurance limits during the year. At December 31, 2019, the Company's cash balance exceeded these limits by $442,727.

As of December 31, 2019, 91% of accounts receivable was due from one client.

11. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

11. Revenue from Contracts with Customers

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking Fees
Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied upon completion.

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2019. Advisory fees that are contingent upon completion of specific milestones are considered variable and not included in the transaction price at December 31, 2019 as it is probable that a significant reversal of revenue will occur.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment from the customer. Receivables related to revenue from contracts with customers were $1,529 and $7,664 as of January 1, 2019 and December 31, 2019, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred revenue was $0 as of January 1, 2019 and December 31, 2019.

Contract Costs
Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred.

12. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2019, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

12. Lease (continued)

The Company has a lease agreement with lease and non-lease components. Such non-lease components, including security deposits, are accounted for separately.

On July 11, 2018, the Company entered into an operating lease agreement for office space in San Francisco, California. The term of the lease began on September 1, 2018 and expires on December 31, 2022. For the year ended December 31, 2019, information pertaining to lease was as follows:

Supplemental Information	
ROU asset obtained in exchange for lease obligation at adoption of ASU 2016-02 on January 1, 2019	$ 574,754
Remaining lease term	36 months
Discount rate	5.0%

Maturities of Operating Lease Liability	
2020	$ 158,175
2021	158,175
2022	158,175
Total lease payments	474,525
Less discount	(32,891)
Total operating lease liability	$ 441,634

13. Subsequent Events

The Company has evaluated subsequent events through February 26, 2020, the date which the financial statements were issued.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

February 26, 2020

To Ron Lissak
Catapult Advisors LLC

In connection with our audit of the financial statements and supplemental information of Catapult Advisors LLC (the "Company") for the year ended December 31, 2019, we will issue our report thereon dated February 26, 2020. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. As described in Note 12, the Company changed accounting policies related to leases by adopting FASB Accounting Standards Update No. 2016-02, Leases (Topic 842), in 2019. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2019 financial statements are described in Note 3, 11, and 12 to the financial statements and relate to revenue recognition and lease accounting. These policies are considered critical because different judgments, assumptions or estimates could have a material impact on the financial condition or results of operations. Management evaluates critical accounting estimates and judgments required by the policies on an ongoing basis and updates them as appropriate based on changing conditions.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements were:

Management's estimates related to revenue recognition that are based on ASC 606, Revenue from Contracts with Customers.

Management's estimate of the discount rate based on guidance of ASC 842

Management's estimates of the right of use asset and operating lease liability.

We evaluated the key factors and assumptions used to develop these estimates in determining that they are reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Uncorrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with the audit of the financial statements, we have provided you with a draft of our auditor's report and have discussed it with you.

Exceptions to Exemption Requirements

In connection with our review of the Company's SEA 15c3-3 Exemption Report, we did not identify any exceptions to the exemption claimed that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents schedule I and II that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the members and management of Catapult Advisors LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly,

Ernst Wintter + Associates LLP

Ernst Wintter & Associates LLP

Uncorrected Misstatements

Proposed JE #2			
To reclass reimbursable client expense to M&A Fees			
5676	Reimbursable by client expenses	14,477.00	
4110	Fee Income:M&A Fees		14,477.00
Total		**14,477.00**	**14,477.00**

Proposed JE #3			
To accrue San Francisco payroll tax for 2019			
5842	Taxes:Local	2,036.00	
2010	Accrued Liability		2,036.00
Total		**2,036.00**	**2,036.00**

Catapult Advisors LLC
(SEC ID No. 8-53494)

Annual Audit Report

December 31, 2019

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document